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Exhibit 8


FOR IMMEDIATE RELEASE:                                        NOVEMBER 30, 1999


                     OPTICAL SECURITY GROUP, INC. ("OPSEC")
            AGREES TO MERGE WITH APPLIED HOLOGRAPHICS PLC ("APPLIED")


DENVER: Optical Security Group, Inc. (NASDAQ SmallCap Market: OPSC) today announced that it has signed a Merger Agreement with Applied Holographics Plc (LSE: APH) a company based in Tyne and Wear in the United Kingdom. In accordance with the Agreement, Applied will launch a cash tender offer on or before December 6, 1999, for all of the common shares of OpSec at $7.00 per share. Upon the successful completion of the tender offer process, the parties intend to effect a merger.

The Company further announced that, following the merger, Mr. Mark T. Turnage, President and Chief Operating Officer of OpSec, will also be an Officer and Director of Applied; and, Mr. Richard H. Bard will resign as OpSec's Chairman and Chief Executive Officer, and has agreed to act in an advisory capacity to Applied's Board of Directors.

OpSec was advised in the transaction by Wasserstein Perella & Co., Inc.

Commenting on the merger, Richard H. Bard said, "This transaction combines two quality security authentication companies to create a more efficient and larger competitor in this growing global industry. We believe that the technology focus and manufacturing expertise at Applied will add value to our existing customer relationships." He added, "The Board of Directors of OpSec unanimously endorse this transaction in light of the value being created by this strategic combination. OpSec's shareholders clearly will have liquidity that has not been available to them."

Dr. David Tidmarsh, Chief Executive Officer of Applied, said, "We are delighted to have the opportunity to combine with OpSec's management team and growing industry presence. The merger gives Applied increased capacity, new product offerings, and a substantial industry presence in North America."

Simultaneously with the execution of the Merger Agreement, OpSec also granted Applied an option to acquire newly-issued shares of OpSec common stock in amount equal to 19.9% of the outstanding common stock of OpSec.

OpSec is a leading provider of imaging technology and optical coatings, which are employed in tamper-evident packaging labels; authenticating labels; threads and tags for branded product protection and for authentication of critical machine parts and pharmaceuticals. OpSec's laminates and security foils are used to protect against counterfeiting of documents of value, checks and cards.


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Optical Security Group, Inc.
November 30, 1999
Page 2


This press release contains forward-looking statements that involve risks and uncertainties, which could cause the Company's actual results to differ materially from the results discussed herein. Factors that might cause such a difference include, but are not limited to, changes in demand for the Company's products and services, changes in the level of operating expenses, competitive conditions and product supply. Recipients of this press release are cautioned not to place undue reliance on the forward-looking statements made herein.

OpSec's corporate offices are located in Denver, Colorado.

FOR FURTHER INFORMATION CONTACT:
Julie A. Holland, Corporate Secretary
Optical Security Group, Inc.
535 Sixteenth Street, Suite 920
Denver, Colorado 80202
Tel:  (303) 534-4500
Fax:  (303) 534-1010